OnCure Holdings, Inc.

188 Inverness Drive West

Suite 650

Englewood, CO 80112

October 16, 2013

VIA EDGAR

Mr. Jeffrey P. Riedler
Assistant Director

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:                             OnCure Holdings, Inc.

Application for Qualification of Indenture on Form T-3

Originally Filed August 27, 2013

File No. 022-28992

Dear Mr. Riedler:

Pursuant to Section 307 of the Trust Indenture Act of 1939, as amended, and the rules promulgated thereunder, OnCure Holdings, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-captioned Application for Qualification of Indenture on Form T-3, to 4:00 p.m. Eastern Time on Thursday, October 17, 2013, or as soon as possible thereafter.

In connection with the foregoing request, the Company hereby acknowledges the following:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Aaron M. Singer of Latham & Watkins LLP at (212) 906-4527 with any questions you may have concerning this request.  In addition, please notify Mr. Singer when this request for acceleration has been granted.

ONCURE HOLDINGS, INC.

By:	/s/ Bradford C. Burkett
Name:	Bradford C. Burkett
Title:	Chief Executive Officer

cc:                                Paul E. Harner

Keith A. Simon

Aaron M. Singer
Annemarie V. Reilly

Latham & Watkins LLP

Joshua N. Korff

Christopher A. Kitchen
Kirkland & Ellis LLP